Watkins Financial Services, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3
(exemption)
December 31, 2020

Information relating to possession or control requirements is not applicable to Watkins Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).